UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
(Amendment)(1)*

 Under the Securities Exchange Act of 1934

Energy XXI Ltd
(Name of Issuer)
Common Stock, par value $0.005 per share
(Title of Class of Securities)
G10082140
(CUSIP Number)
Mr. Jonathan Fiorello Mount Kellett Capital Management LP 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100	David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100	with a copy to: Philip H. Harris, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes an initial Schedule 13D on behalf of Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC, and Amendment No. 2 to the Schedule 13D on behalf of Mount Kellett Capital Management LP.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G10082140
1	NAME OF REPORTING PERSON Mount Kellett Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,923,158*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,923,158*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,923,158*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* See Item 5

CUSIP No.: G10082140
1	NAME OF REPORTING PERSON Fortress MK Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,923,158*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,923,158*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,923,158*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5

CUSIP No.: G10082140
1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,923,158*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,923,158*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,923,158*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5

CUSIP No.: G10082140
1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,923,158*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,923,158*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,923,158*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5

CUSIP No.: G10082140
1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,923,158*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,923,158*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,923,158*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* See Item 5

CUSIP No.: G10082140
1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,923,158*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,923,158*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,923,158*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON OO

* See Item 5

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on December 23, 2014 (the “Original Schedule 13D”) on behalf of Mount Kellett Capital Management LP (“Mount Kellett”), a Delaware limited partnership, in respect of the common stock, par value $0.005 per share (the “Common Stock”), of Energy XXI Ltd, a company organized under the laws of Bermuda (the “Company”), as amended on April 9, 2015 (“Amendment No. 1”). Further, to the extent applicable, the Original Schedule 13D, as amended by Amendment No. 1 and this filing, is hereby adopted as the initial Schedule 13D of each of Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC (together, the “Fortress Filers”) in respect of the Common Stock of the Company. Disclosure Items set forth in the Original Schedule 13D, as modified by Amendment No. 1, shall remain in effect except to the extent expressly amended hereby, and to the extent applicable and as modified herein are adopted by the Fortress Filers as such initial Schedule 13D filing. Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D as amended by Amendment No. 1.

This filing is made to reflect the acquisition by Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC of beneficial ownership of the shares of Common Stock beneficially owned by Mount Kellett, as a result of the formation of a strategic alliance pursuant to which Fortress MK (as defined below) has become co-manager with Mount Kellett to certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett, with Fortress MK having joint decision making authority with Mount Kellett with respect to the Funds. Among other investments, the Funds hold the shares of Common Stock that are the subject of this filing. The Reporting Persons, as defined in Item 2, are making this joint filing pursuant to Rule 13d-1(k)(1) solely on the basis of their shared voting and dispositive power arising from the strategic alliance between Mount Kellett and Fortress MK, and the Reporting Persons expressly disclaim having formed a "group" (as such term is used in Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder) with respect to shares of Common Stock. Fortress MK entered into the strategic alliance described herein for ordinary investment purposes and not in connection with any plan or proposal, whether by itself or any other Reporting Person, that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Company.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in the Explanatory Note is incorporated herein by reference.

(a)

i.
Each of Mount Kellett and Fortress MK Advisors LLC (“Fortress MK” and, together with Mount Kellett, the “Co-Managers”), a Delaware limited liability company, through one or more intermediate entities, provide joint investment advisory and other joint services to the Funds.

ii.
Mark McGoldrick serves as the Chief Investment Officer of Mount Kellett and, in such capacity, exercises such voting control and dispositive control as is held by Mount Kellett with respect to any securities, including the shares of Common Stock, held by the Funds.

iii.	FIG LLC, a Delaware limited liability company (“FIG”), is the holder of all of the issued and outstanding interests in Fortress MK.

iv.	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is the holder of all of the issued and outstanding interests of FIG.

v.	FIG Corp., a Delaware corporation, is the general partner of FOE I.

vi.	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the holder of all of the issued and outstanding interests in FIG Corp.

vii.	The Co-Managers, together with FIG, FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”

(b)	The address of the principal business and principal office of each Reporting Person and Mr. McGoldrick is: 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

(c)
The principal business of each of the Reporting Persons is making securities, real estate and other asset-based investments. Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Fortress Filers (collectively, together with Mr. McGoldrick, “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons other than Mr. McGoldrick, and is incorporated herein by reference. The information provided with respect to Mr. McGoldrick elsewhere in this Item 2 is incorporated herein.

(d)
None of the Reporting Persons, nor, to the best of their knowledge, any other person for whom disclosure is required by General Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor, to the best of their knowledge, any other person for whom disclosure is required by General Instruction C has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Covered Persons is a citizen of the United States of America.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following after the final paragraph thereof:

Fortress MK entered into the strategic alliance described herein for ordinary investment purposes and not in connection with any plan or proposal, whether by itself or any other Reporting Person, that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby deleted in its entirety and replaced with the following:

The information set forth on the cover pages hereto is incorporated herein by reference.

Pursuant to the strategic alliance described in the second paragraph of the Explanatory Note, which is incorporated herein by reference, the Co-Managers each have joint decision making authority with respect to the voting and disposition of all the securities of the Company held by the Funds.  As of August 7, 2015 (the “Filing Date”), the Funds hold 5,923,158 shares of Common Stock. As a result of the alliance and the relationships described in Item 2, which is incorporated herein by reference, the Reporting Persons may be deemed to beneficially own and share the power to vote and dispose of the shares of Common Stock held by the Funds. Based on the Company’s Quarterly Report for the period ended April 30, 2015, filed on Form 10-Q with the U.S. Securities and Exchange Commission on May 8, 2015, there were 94,434,156 shares of Common Stock issued and outstanding. Thus, for the purposes of Rule 13d-3 under the 1934 Act, the Reporting Person is deemed to beneficially own 6.3% of the Common Stock issued and outstanding as of the Filing Date.

In the period commencing sixty (60) days prior to July 31, 2015, the date of the event which required this filing, and ending on the Filing Date, there were no transactions in Common Stock by the Reporting Persons or any other person for whom disclosure is required by General Instruction C.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby added as follows:

99.1
Joint Filing Agreement, dated as of August 7, 2015, by and among Mount Kellett Capital Management LP, Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp., and Fortress Investment Group LLC.

[signatures follow on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2015	MOUNT KELLETT CAPITAL MANAGEMENT LP

	By:	Mount Kellett Capital Management GP LLC, its general partner

	By:	/s/ Jonathan Fiorello
	Name:	Jonathan Fiorello
	Title:	Authorized Signatory

Dated: August 7, 2015	FORTRESS MK ADVISORS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Authorized Signatory

Dated: August 7, 2015	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 7, 2015	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 7, 2015	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 7, 2015	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

ANNEX A

Fortress Operating Entity I LP does not have any Directors or Officers.

Directors and Officers of Fortress MK Advisors LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman
Constantine M. Dakolias	President
Marc K. Furstein	Chief Operating Officer
David Prael	Chief Financial Officer
Jennifer Sorkin	Treasurer
James K. Noble III	Secretary
Megan E. Johnson	Assistant Secretary
Jason Meyer	Authorized Signatory
Scott Silvers	Authorized Signatory
Daniel N. Bass	Authorized Signatory
David N. Brooks	Authorized Signatory

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name	Principal Occupation
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal
Peter L. Briger Jr.	Co-Chairman of the Board of Directors and Principal
Randal A. Nardone	Chief Executive Officer, Principal and Director
Michael E. Novogratz	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
Douglas L. Jacobs	Independent Director
George W. Wellde Jr.	Independent Director
David B. Barry	Independent Director
Michael G. Rantz	Independent Director

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name	Principal Occupation
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal
Peter L. Briger Jr.	Co-Chairman of the Board of Directors and Principal
Randal A. Nardone	Chief Executive Officer, Principal and Director
Michael E. Novogratz	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name	Principal Occupation
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal
Peter L. Briger Jr.	Co-Chairman of the Board of Directors and Principal
Randal A. Nardone	Chief Executive Officer, Principal and Director
Michael E. Novogratz	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer